Higginbotham Securities, LLC

Financial Statements

As of December 31, 2025

With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-71338

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/09/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Higginbotham Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4424 West Sam Houston Pkwy N, Suite 1000
(No. and Street)

Houston	TX	77041
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Olga Rip	804.564.1588	olga.rip@oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sproles Woodard LLP
(Name – if individual, state last, first, and middle name)

777 Main Street, Suite 3250	Fort Worth	TX	76102
(Address)	(City)	(State)	(Zip Code)

09/23/2021	6859
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren E. Barhorst_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Higginbotham Securities LLC_____, as of December 31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____
Warren E. Barhorst (Mar 2, 2026 15:30:50 CST)

Title: _____
Manager

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HIGGINBOTHAM SECURITIES, LLC

Table of Contents



SprolesWoodard LLP
Certified Public Accountants

777 Main Street, Suite 3250
Fort Worth, TX 76102-5304
817-332-1328 T
817-332-7671 F
sproles.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Higginbotham Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Higginbotham Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sproles Woodard LLP

SPROLES WOODARD LLP

We have served as the Company's auditor since 2025.
Fort Worth, Texas
February 27, 2026

Fort Worth
Midland

Member
American Institute of Certified
Public Accountants

HIGGINBOTHAM SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2025

Assets

Cash and cash equivalents	$	450,000
Prepaid expenses		15,858
Total Assets	$	465,858

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	278,489
Total Liabilities		278,489
Member's equity		187,369
Total Liabilities and Member's Equity	$	465,858

The accompanying notes are an integral part of the financial statement.

1.   **ORGANIZATION AND NATURE OF BUSINESS**

Higginbotham Securities, LLC (the "Company") was formed in Texas on January 21, 2025, and is a wholly owned subsidiary of Higginbotham Insurance Agency, Inc. (the "Parent"). On July 9, 2025, the Company became registered with the Securities and Exchange Commission (SEC) as a broker-dealer and became a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC). The Company has been approved by FINRA to engage in commission sharing business. The Company is not required to have any arrangement with a clearing broker.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

Cash and Cash Equivalents
Cash and cash equivalents represent amounts on deposit with banks and investments in highly liquid instruments with original maturities of three months or less. The Company did not possess any cash equivalents as of December 31, 2025. The Company's cash is held at a US bank with a balance that is higher than the FDIC insured amount of $250,000.

Accounts Receivable
Accounts receivable consists primarily of commissions earned but not yet received pursuant to commission-sharing agreements with non-affiliated broker-dealers. The Company did not have any accounts receivable outstanding as of December 31, 2025.

Income Taxes
The Company is organized as a limited liability company and is treated as a partnership for federal and state income tax purposes. Accordingly, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are responsible for reporting their allocable share of the Company's taxable income or loss on their respective income tax returns. The Company may be subject to certain state and local taxes, including franchise, gross receipts, and other entity-level taxes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases
In accordance with ASU 2016-02 – Leases (Topic 842), the Company recognizes leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The Company had not entered into any leases subject to this standard as of December 31, 2025.

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Current Expected Credit Losses

In accordance with (ASU) 2016-13 – Current Expected Credit Losses ("CECL") the Company uses the expected loss model to measure impairment losses for trade and other receivables. The Company has no reserve for expected credit losses as of December 31, 2025.

3.   CONCENTRATION OF CREDIT RISK

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash balance exceeds the insured limit.

The Company did not have any accounts receivable outstanding as of December 31, 2025.

4.   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer engaged in private placements of securities as placement agent only. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

5.   RELATED PARTY TRANSACTIONS

The Company entered into expense sharing agreements with the Parent. Under the agreement, the Parent provides certain administrative and support services to the Company. The Parent may also act as paying agent for direct costs of the Company. The balance for these transactions were in the amount of $278,489 and are included in accounts payable and accrued on the accompanying statement of financial condition as of December 31, 2025.

6. **NET CAPITAL REQUIREMENTS**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% (or 12.5% in the first year of operations) of aggregate indebtedness, as defined, or $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall n ot exceed 15 to 1. At December 31, 2025 the Company had net capital of $171,511 which was $136,700 in excess of the minimum amount required of $34,811. The ratio of aggregate indebtedness to net capital was 1.62 to 1.

The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to commission sharing and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

7. **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through February 27, 2026, which is the date the financial statement was available to be issued.



777 Main Street, Suite 3250
Fort Worth, TX 76102-5304
817-332-1328 T
817-332-7671 F
sproles.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Higginbotham Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Higginbotham Securities, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to commission sharing. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Sproles Woodard LLP

SPROLES WOODARD LLP

Fort Worth, Texas
February 27, 2026

Fort Worth
Midland

Member
American Institute of Certified
Public Accountants

Higginbotham Securities, LLC

Exemption Report

Higginbotham Securities, LLC (the "Company") (SEC file number 8-71338) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and,

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to commission sharing and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Higginbotham Securities, LLC

I, Warren Barhorst, CEO, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Warren E. Barhorst (Mar 2, 2026 15:30:50 CST)

Warren Barhorst, CEO

February 27, 2026